Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

March 8, 2006	Release 09-06

EUROZINC ANNOUNCES NEW MINERAL

RESOURCE AND RESERVE FOR NEVES-CORVO

EuroZinc Mining Corporation and its wholly owned subsidiary, Sociedade Mineira Neves-Corvo, SA (SOMINCOR) are pleased to announce year ending December 31, 2005 mineral resource and mineral reserve estimates for the Neves-Corvo mine in southern Portugal. The Neves-Corvo mine consists of five orebodies that are enriched in copper, tin and zinc metals, which commonly form discrete high-grade zones within the deposit that are selectively mined and milled to produce concentrates of copper, tin and, in the near future, zinc. Starting in July, 2006, zinc production will supplant tin production, since there is insufficient tin remaining in the deposits to support full time production.

The Mineral Reserve and Mineral Resource Estimate for the Neves-Corvo mine is as follows:

							Contained Metal (x1,000)
		Tonnes	Cu	Pb	Zn	Ag	Cu	Pb	Zn	Ag
Commodity	Category	(x1000)%		%	%	g/t	Tonnes	Tonnes	Tonnes	Ounces
Mineral Reserve
Copper[1]	Proven	6,835	5.73	-	-	-	392	-	-	-
	Probable	9,975	5.29	-	-	-	528	-	-	-
	Total	16,810	5.47	-	-	-	920	-	-	-

Zinc[2]	Probable	10,628	-	-	7.96	-	-	-	846	-
Mineral Resource
Copper[3]	Measured	7,471	6.33	0.28	1.44	-	473	21	108	-
	Indicated	11,201	5.73	0.24	0.87	-	642	27	97	-
	M+I	18,672	5.97	0.26	1.10	-	1,115	49	205	-
	Inferred	7,357	3.96	0.30	0.57	-	291	22	42	-

Zinc[3]	Indicated	26,183	0.58	1.25	6.40	62.48	152	327	1,676	50,885
	Inferred	24,170	0.41	1.40	5.55	62.05	99	338	1,341	46,650

Between 1989, when the mine was put into production, and the end of 2005, SOMINCOR has been successful in replacing the mine’s copper production of 26.2 million tonnes (averaging 6.4% copper). At a 2% copper cut-off, the mine has replenished 86% of the original resource tonnage and 43% of the contained copper metal. The decrease in contained copper reflects the 8% grades in the original resource versus 5.4% head grades in 2005. The mine remains one the highest grade copper deposits in the world today.

The contained copper in the December 31, 2005 copper reserve estimate is 6% higher than the December 31, 2004 estimate after mining 2.2 million tonnes in 2005 grading 5% copper. This increase in contained copper is largely attributed to upgrading of the inferred resource to the indicated category and an associated increase in grade as a result of an underground drill program at Zambujal in 2005.

The zinc reserve of 10.6 million tonnes grading 8% zinc calculated at a 6% cut-off is largely located in the Corvo SE and Graça orebodies. This higher grade mineralization represents distinct zones within the much larger indicated resource of 26.2 million tonnes grading 6.4% zinc calculated at a 3.3% zinc cut-off. Other areas in the mine with similar high grade zinc zones are located in the Lombador deposit, the area of focus of a surface drill program in 2006. Current production and LOM scenarios may be modified once sufficient drilling is completed to better understand the grade distribution within this large zinc resource.

The company has recently accelerated mine-site exploration at the Neves-Corvo mine to fully delineate the existing orebodies and upgrade the large inferred resource to the indicated category so that the mine is developed and exploited efficiently. The 2006 mine-site exploration program includes 20,000 metres of surface step out drilling and 19,000 metres of underground infill drilling. These programs are expected to identify additional reserves and thereby extend the current 2022 LOM.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Garnet Dawson
Vice Chairman and CEO	Executive Vice President	Vice President Exploration
(604) 681-1337	(604) 681-1337	(604) 681-1337

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person for resource estimation. Drill core samples are analyzed at the company's fully accredited ISO 17025 mine site laboratory by x-ray fluorescence (copper, lead, zinc, sulphur, iron, tin, arsenic, antimony and bismuth), electrogravimetry (copper), or atomic absorption (zinc, silver, mercury). Samples with greater than 2.00% copper are re-analyzed by electrogravimetry and greater than 2.50%  zinc are re-analyzed by atomic absorption.

James S. Drake, P.Eng is Executive Director of SOMINCOR and the designated Qualified Person for reserve estimation.

1Copper reserve estimates were completed by Carlos Moreira, Chief Mine Engineer for SOMINCOR. Copper reserves are calculated using a 2% cut-off based on a long term copper price of US$1.04/lb and dilution of 10%.

2Zinc reserve estimates were completed by Diogo Caupers, Consulting Mining Engineer and former Chief Mine Engineer at SOMINCOR. Zinc reserves are calculate using a 6% cut-off based on a long term zinc price of US$0.53/lb and dilution of 10%.

3Copper and zinc resource estimates were completed by SOMINCOR mine geologists that include Nelson Pacheco (Chief Mine Geologist), Rui Batista (Resource Modeller), Paulo Caetano and Gonzalo Barriga. Copper and zinc resources were calculated using a 2% copper and 3.3% zinc cut-off, respectively.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com